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                   UNITED STATES                             OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION            OMB Number: 3235-0145
               WASHINGTON, D.C. 20549                  Expires: October 31, 2002
                                                       Estimated average burden
                                                       hours per response...14.9

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                                 DREAMLIFE, INC.

                              (FORMERLY GHS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    379333107

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                ANTHONY R. CALANDRA, MANAGER, DISCOVERY TOYS LLC,
               365 SOUTH ST., MORRISTOWN, NJ 07960 (973) 540-1250
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         379333107

                 1.       Names of Reporting Persons. I.R.S.
                          Identification Nos. of above persons
                          (entities only). Discovery Toys, LLC IRS ID
                          No. 22-3698129


                 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                          (a)
                          (b)

                 3.       SEC Use Only

                 4.       Source of Funds (See Instructions)          O.O.

                 5.       Check if Disclosure of Legal Proceedings Is
                          Required Pursuant to Items 2(d) or 2(e)

                 6.       Citizenship or Place of Organization        New Jersey

Number of
Shares           7.       Sole Voting Power                           0
Beneficially
Owned by Each    8.       Shared Voting Power                         17,212,058
Reporting
Person With      9.       Sole Dispositive Power                      0

                 10.      Shared Dispositive Power                    17,212,058

                 11.      Aggregate Amount Beneficially Owned by Each
                          Reporting Person                            17,212,058

                 12.      Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)

                 13.      Percent of Class Represented by Amount in
                          Row (11)                                    30.66%

                 14.      Type of Reporting Person (See Instructions)
                          O.O.

CUSIP No.         379333107

                 1.       Names of Reporting Persons. I.R.S.
                          Identification Nos. of above persons
                          (entities only). Anthony R. Calandra.


                 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                          (a)
                          (b)

                 3.       SEC Use Only

                 4.       Source of Funds (See Instructions)          O.O.

                 5.       Check if Disclosure of Legal Proceedings Is
                          Required Pursuant to Items 2(d) or 2(e)

                 6.       Citizenship or Place of Organization        New Jersey

Number of
Shares           7.       Sole Voting Power                           0
Beneficially
Owned by Each    8.       Shared Voting Power                         17,212,058
Reporting
Person With      9.       Sole Dispositive Power                      0

                 10.      Shared Dispositive Power                    17,212,058

                 11.      Aggregate Amount Beneficially Owned by Each
                          Reporting Person                            3,256,291

                 12.      Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)  [X]

                 13.      Percent of Class Represented by Amount in
                          Row (11)                                    5.8%

                 14.      Type of Reporting Person (See Instructions)
                          IN

CUSIP No.         379333107

                 1.       Names of Reporting Persons. I.R.S.
                          Identification Nos. of above persons
                          (entities only). James Liati.

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                          (a)
                          (b)

                 3.       SEC Use Only

                 4.       Source of Funds (See Instructions)          O.O.

                 5.       Check if Disclosure of Legal Proceedings Is
                          Required Pursuant to Items 2(d) or 2(e)

                 6.       Citizenship or Place of Organization        New Jersey

Number of
Shares           7.       Sole Voting Power                           0
Beneficially
Owned by Each    8.       Shared Voting Power                         17,212,058
Reporting
Person With      9.       Sole Dispositive Power                      0

                 10.      Shared Dispositive Power                    17,212,058

                 11.      Aggregate Amount Beneficially Owned by
                          Each Reporting Person                       3,256,291

                 12.      Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)  [X]

                 13.      Percent of Class Represented by Amount in
                          Row (11)                                    5.8%

                 14.      Type of Reporting Person (See Instructions)
                          IN

CUSIP No.         379333107

                 1.       Names of Reporting Persons. I.R.S.
                          Identification Nos. of above persons
                          (entities only). Frank M. Calabrese.

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                          (a)
                          (b)

                 3.       SEC Use Only

                 4.       Source of Funds (See Instructions)          O.O.

                 5.       Check if Disclosure of Legal Proceedings Is
                          Required Pursuant to Items 2(d) or 2(e)

                 6.       Citizenship or Place of Organization        New Jersey

Number of
Shares           7.       Sole Voting Power                           0
Beneficially
Owned by Each    8.       Shared Voting Power                         17,212,058
Reporting
Person With      9.       Sole Dispositive Power                      0

                 10.      Shared Dispositive Power                    17,212,058

                 11.      Aggregate Amount Beneficially Owned by Each
                          Reporting Person                            3,256,291

                 12.      Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)  [X]

                 13.      Percent of Class Represented by Amount in
                          Row (11)                                    5.8%

                 14.      Type of Reporting Person (See Instructions)
                          IN

CUSIP No.         379333107

                 1.       Names of Reporting Persons. I.R.S.
                          Identification Nos. of above persons
                          (entities only). Frank M. Adubato.

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                          (a)
                          (b)

                 3.       SEC Use Only

                 4.       Source of Funds (See Instructions)          O.O.

                 5.       Check if Disclosure of Legal Proceedings Is
                          Required Pursuant to Items 2(d) or 2(e)

                 6.       Citizenship or Place of Organization        New Jersey

Number of
Shares           7.       Sole Voting Power                           0
Beneficially
Owned by Each    8.       Shared Voting Power                         17,212,058
Reporting
Person With      9.       Sole Dispositive Power                      0

                 10.      Shared Dispositive Power                    17,212,058

                 11.      Aggregate Amount Beneficially Owned by Each
                          Reporting Person                            3,256,291

                 12.      Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)  [X]

                 13.      Percent of Class Represented by Amount in
                          Row (11)                                    5.8%

                 14.      Type of Reporting Person (See Instructions)
                          IN

CUSIP No.         379333107

                 1.       Names of Reporting Persons. I.R.S.
                          Identification Nos. of above persons
                          (entities only). William Taylor.

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                          (a)
                          (b)

                 3.       SEC Use Only

                 4.       Source of Funds (See Instructions)          O.O.

                 5.       Check if Disclosure of Legal Proceedings Is
                          Required Pursuant to Items 2(d) or 2(e)

                 6.       Citizenship or Place of Organization        New Jersey

Number of
Shares           7.       Sole Voting Power                           0
Beneficially
Owned by Each    8.       Shared Voting Power                         17,212,058
Reporting
Person With      9.       Sole Dispositive Power                      0

                 10.      Shared Dispositive Power                    17,212,058

                 11.      Aggregate Amount Beneficially Owned by Each
                          Reporting Person                            3,256,291

                 12.      Check if the Aggregate Amount in Row (11)
                          Excludes Certain Shares (See Instructions)  [X]

                 13.      Percent of Class Represented by Amount in
                          Row (11)                                    5.8%

                 14.      Type of Reporting Person (See Instructions)
                          IN

ITEM 1.             SECURITY AND ISSUER

                    This statement relates to the Common Stock, $.01 par value ("Common Stock") of dreamlife, inc. ("dreamlife"). The principal executive offices of dreamlife are presently located at 425 West 15th Street, New York, New York 10011.

ITEM 2.             IDENTITY AND BACKGROUND

                    The statement is filed jointly by Discovery Toys, LLC, a limited liability company organized under New Jersey law ("DTLLC"), Anthony R. Calandra, James Liati, Frank M. Calabrese, Frank M. Adubato and William Taylor. DTLLC was formed in 1998 to acquire an interest in Discovery Toys, Inc. ("Discovery Toys"). Under the Operating Agreement dated January 15, 1999, as amended, Mr. Calandra as Manager of DTLLC has voting power. Power to dispose of a significant number of the Shares owned by DTLLC would require the approval of the members of DTLLC. The beneficial owners of DTLLC and the percentages which they own are: DT Investors, LLC ("DT Investors") (95%) and Mr. Julius Koppelman (5%). The beneficial owners of DT Investors and the percentages which they own are: Anthony R. Calandra (20%), James Liati (20%), Frank M. Calabrese (20%), Frank M. Adubato (20%) and William Taylor (20%). Each indirect beneficial owner of the shares claims beneficial ownership of the number of shares he is entitled to upon ultimate disposition of the shares and disclaims beneficial ownership of the balance. As to Messrs. Calandra, Liati, Calabrese, Adubato and Taylor, each claims beneficial ownership of 3,256,291 shares of dreamlife Common Stock and disclaims beneficial ownership of the balance. Mr. Julius Koppelman claims beneficial ownership of 860,602 shares (or less than 5%) and disclaims beneficial ownership of the balance. Mr. Koppelman as beneficial owner of less that 5% is not a party to this joint filing.

                    The business address for the Reporting Persons (other than Mr. Taylor) and Mr. Julius Koppelman is at 365 South St., Morristown, New Jersey 07960.

                    Information relating to the beneficial owners of membership interest of DTLLC is set forth in Attachment I and is hereby incorporated by reference in this Item 2.

                    During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    On July 18, 2001, dreamlife acquired all the issued and outstanding common stock of Discovery Toys from the shareholders of Discovery Toys in exchange for the issuance of 33,772,143 shares of dreamlife Common Stock. The Reporting Persons, as indirect beneficial owners of 216,216 shares of Discovery Toys common stock, received 17,212,058 shares of dreamlife Common Stock.

ITEM 4.             PURPOSE OF TRANSACTION

                    The purpose of the transaction was to reorganize Discovery Toys into a public company, afford it greater access to the capital markets and grow its business through ultimate affiliation with other direct sales merchandisers.

                    Other than the changes in the Bylaws of dreamlife incidental to the transaction described in Item 3 above and the changes in dreamlife's business described in the dreamlife's Form 10-Q for the quarter ended March 31, 2001, the Reporting Person has no plans of the type required to be described under Item 4 of Schedule 13D.

                    The change in the business strategy of dreamlife is to focus on utilizing its website to provide education, inspiration and training tools for the sales forces of direct selling companies.

                    The change in the Bylaws incidental to the transaction described in Item 3 above includes arrangements concerning the nomination of individuals to serve as directors of dreamlife and the election of directors as described in Item 6.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

                    As of July 18, 2001, the Reporting Persons had an interest in the Securities of the Issuer as follows:

                    Name: Discovery Toys, LLC
                    No. of Shares: 17,212,058
                    Voting Power: Shared
                    Disposition Power: Shared

                    Aggregate Percentage Beneficially Owned*: 30.66%
                    *Based upon 56,132,098 shares of Common Stock outstanding. During the past sixty (60) days, none of the Reporting Persons have engaged in any transactions of the Issuer's securities.

                    Information as to the beneficial owners of the membership interests of DTLLC is set forth in Attachment I and incorporated in this item by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                    Under the terms of the Bylaws, the number of the members of the Board of Directors of dreamlife shall be fixed at 9 members. The Directors shall consist of 4 dreamlife Directors (including Peter Lund who shall act as Chairman and Anthony Robbins who shall act as Vice Chairman) and 4 Discovery Toys Directors (including Julius Koppelman who shall act as Vice Chairman). The vacancy on the Board of Directors shall subsequently be filled by the Board of Directors, upon the recommendation of the Discovery Toys Directors subject to the approval of the dreamlife Directors. If any dreamlife Director or Discovery Toys Director is unable to serve or, once having commenced to serve, is removed or withdraws from the Board of Directors, the replacement of such Director will be appointed by the majority of the remaining Directors of the group to which such Director shall have been a member, or the sole remaining Director of such group if applicable.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

                    Items 1 and 2 below are incorporated by reference to the Form 8-K filed by dreamlife for event occurring on July 18, 2001

                    1. Stock Purchase Agreement dated as July 18, 2001 among dreamlife, Discovery Toys, the Reporting Person and the other stockholders of Discovery Toys named therein.

                    2. Bylaws of dreamlife.

                    3. Joint Filing Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934.

                              SIGNATURES

                    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                    Dated: July 23, 2001          DISCOVERY TOYS LLC

                                                  By: /s/ Anthony R. Calandra
                                                  ---------------------------
                                                  Anthony R. Calandra
                                                  Manager

                                                  /s/ Anthony R. Calandra
                                                  ---------------------------
                                                  Anthony R. Calandra

                                                  /s/ James Liati
                                                  ---------------------------
                                                  James Liati

                                                  /s/ Frank M. Calabrese
                                                  ---------------------------
                                                  Frank M. Calabrese

                                                  /s/ Frank M. Adubato
                                                  ---------------------------
                                                  Frank M. Adubato

                                                  /s/ William Taylor
                                                  ---------------------------
                                                  William Taylor

                        JOINT FILING STATEMENT

In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons and entity below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of dreamlife (formerly GHS, Inc.)) and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 23rd day of July, 2001.

                                            DISCOVERY TOYS LLC

                                            By: /s/ Anthony R. Calandra
                                            ---------------------------
                                            Anthony R. Calandra
                                            Manager

                                            /s/ Anthony R. Calandra
                                            ---------------------------
                                            Anthony R. Calandra

                                            /s/ James Liati
                                            ---------------------------
                                            James Liati

                                            /s/ Frank M. Adubato
                                            ---------------------------
                                            Frank M. Adubato

                                            /s/ Frank M. Calabrese
                                            ---------------------------
                                            Frank M. Calabrese

                                            /s/ William Taylor
                                            ---------------------------
                                            William Taylor

                          DISCOVERY TOYS LLC

                             Attachment I

                                                                                                     NUMBER OF
                                                                                       NUMBER OF     SHARES AS
                                              NAME &                                  SHARES AS      TO WHICH
                                             ADDRESS                                   TO WHICH       SHARED
                                                OF        NUMBER OF     PERCENTAGE    SOLE POWER     POWER TO
                              PRINCIPAL     CORPORATE    SHARES OWNED       OF       TO VOTE AND     VOTE AND
   NAME         OFFICER       OCCUPATION     EMPLOYER     OF ISSUER    SHARES OWNED      SELL          SELL
   ----         -------       ----------     --------     ---------    ------------      ----          ----
Julius          Director      Chairman of   Harding       860,602       1.53%              0         17,212,058
Koppelman                     Board of      Service LLC   see note 1
365 South St                  Harding       330 South St
Morristown,                   Service       Morristown,
NJ.                           LLC           NJ  07960
07960

Anthony         Director      President     McGuggen LLC  3,256,291         5.8%           0         17,212,058
Calandra                      of            365 South St  see note 2
365 South St                  McGuggen LLC  Morristown,
Morristown,                                 NJ  07960
NJ  07960

James Liati                   Executive     McGuggen LLC  3,256,291         5.8%           0         17,212,058
365 South St                  Vice of       365 South St  see note 2
Morristown,                   President     Morristown,
NJ  07960                     McGuggen LLC  NJ  07960
Frank M.                      Executive     McGuggen LLC  3,256,291         5.8%           0         17,212,058
Calabrese                     Vice of       365 South St  see note 2
365 South St                  President     Morristown,
Morristown,                   McGuggen LLC  NJ  07960
NJ  07960

Frank M.                      Executive     McGuggen LLC  3,256,291         5.8%           0         17,212,058
Adubato                       Vice of       365 South St  see note 2
365 South St                  President     Morristown,
Morristown,                   McGuggen LLC  NJ  07960
NJ  07960

William H.                    President     45 Park       3,256,291         5.8%           0         17,212,058
Taylor                                      Place South   see note 2
45 Park Place                               PMB 156
South                                       Morristown,
PMB 156                                     NJ  07960
Morristown,
NJ  07960

Note 1. Discovery Toys, LLC ("DTLLC"), owns 17,212,058 shares of dreamlife Common Stock. DTLLC Manager, Anthony Calandra, has voting power. Power to dispose of shares representing a significant number of the total shares owned by DTLLC would require the approval of the members of DTLLC. As owner of 5% membership interests of DTLLC, he claims beneficial ownership of 860,062 shares and disclaims ownership of the balance.

Note 2. DTLLC owns 17,212,058 shares of dreamlife Common Stock. DTLLC Manager, Anthony Calandra, has voting power. Power to dispose of shares representing a significant number of the total shares owned by DTLLC would require the approval of the members of DTLLC. 95% of the membership interest in DTLLC is owned by DT Investors, LLC ("DTI"). As owner of 20% of membership interests of DTI, he claims beneficial ownership of 3,256,291 shares of dreamlife Common Stock and disclaims ownership of the balance.